Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
United States of America

China International Capital Corporation Hong Kong Securities Limited
29th Floor, One International Finance Center
1 Harbour View Street, Central
Hong Kong

As representatives of the underwriters

VIA EDGAR

September 21, 2018

Mr. Robert Littlepage
Mr. Joseph Cascarano
Ms. Kathleen Krebs
Mr. Paul Fischer

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Viomi Technology Co., Ltd (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-227063)
Registration Statement on Form 8-A (Registration No. 001-38649)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 5:00 p.m., Eastern Standard Time on September 24, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 12, 2018 and the date hereof, copies of the Company’s preliminary prospectus dated September 11, 2018 were distributed as follows:

More than 1,600 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

As representatives of the underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ David Lau
Name:	David Lau
Title:	Managing Director

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Qi
Name:	Shi Qi
Title:	Managing Director